Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Investor Contact:	Company Contact:
Chris Witty	John C. Regan, Chairman & CEO
Lippert/Heilshorn & Associates, Inc.	412-243-3200
212-838-3777
cwitty@lhai.com
FOR IMMEDIATE RELEASE
PDG Environmental Announces First Quarter Results
Return to Profitability on $21.7 Million in Revenue; Backlog Remains Strong
PITTSBURGH, PA, June 14, 2007 — PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the first quarter ended April 30, 2007.
Revenue for the quarter was $21.7 million, up 32.6% from the $16.4 million reported in the first quarter of fiscal 2007. The increase primarily reflects the success of the company’s sales and marketing initiatives, along with increased demand for environmental remediation services nationwide. As a result of the rise in revenue, PDGE’s field margin increased to $6.5 million from $4.1 million last year, and field margin percentage expanded to 29.8% from 25.3% in the first quarter of fiscal 2007. EBITDA (earnings before interest, taxes, depreciation and amortization) improved to $1.3 million in the first quarter of 2008 versus a negative $(1.7) million for the comparable period in fiscal 2007. SG&A and other direct expenses totaled $5.6 million, or 25.7% of revenue, down from $5.9 million, or 36.2% of revenue, last year. The company reported after-tax income of $0.3 million, or $0.01 per diluted share, compared with an after-tax loss of $(2.2) million, or $(0.12) per diluted share, in the first quarter of fiscal 2007.
“As anticipated, the first quarter of fiscal 2008 marked our return to profitability, as our right-sizing efforts bore fruit and we continued to book contracts at a strong pace — again resulting in a backlog of over $51 million,” said John C. Regan, chairman and chief executive officer of PDG Environmental. “Our new CFO, Nick Battaglia, is taking a fresh look at the organization for additional cost-containment measures and other initiatives to improve our financial performance. The company’s sales and marketing efforts have led to new opportunities across the board, with our reconstruction division experiencing particularly strong demand heading into the second quarter. We are also preparing for an active hurricane season and are well positioned to take advantage of emergency response and reconstruction opportunities if they arise. Moving into the second and third quarters — traditionally our strongest — we are committed to growing the business organically while maintaining or reducing infrastructure costs and increasing field margins.”
Conference Call
PDG Environmental will host a conference call on June 14, 2007 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results. The telephone number for the conference call is (888) 804-7108.

Investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID# 2983896. The encore recording will be available two hours after the conference call has concluded.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release, as do both actual results for the quarter and year-to-date periods.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 13 offices capable of responding to customer requirements coast to coast. For additional information, please visit            www.pdge.com .
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30,	January 31,
	2007	2007
ASSETS	(unaudited)
Current Assets
Cash and cash equivalents	$70,000	$158,000
Contracts receivable, net	23,202,000	21,257,000
Costs and estimated earnings in excess of billings on uncompleted contracts	5,549,000	5,607,000
Inventories	588,000	553,000
Prepaid income taxes	41,000	271,000
Deferred income tax asset	915,000	915,000
Other current assets	933,000	534,000

Total Current Assets	31,298,000	29,295,000

Property, Plant and Equipment	11,523,000	11,352,000
Less: accumulated depreciation	9,063,000	8,795,000

	2,460,000	2,557,000

Intangible Assets, net	5,227,000	5,416,000

Goodwill	2,619,000	2,651,000

Deferred Income Tax Asset	2,498,000	2,565,000
Contracts Receivable, Non Current	500,000	500,000
Other Assets	295,000	270,000

Total Assets	$44,897,000	$43,254,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$7,944,000	$7,403,000
Billings in excess of costs and estimated earnings on uncompleted contracts	2,915,000	3,421,000
Accrued liabilities	4,377,000	4,007,000
Current portion of long-term debt	331,000	322,000

Total Current Liabilities	15,567,000	15,153,000

Long-Term Debt	12,813,000	12,161,000

Mandatorily redeemable cumulative convertible Series C preferred stock	2,760,000	2,550,000

Total Liabilities	31,140,000	29,864,000

Commitments and Contingencies

Stockholders’ Equity
Common stock	411,000	411,000
Common stock warrants	1,628,000	1,628,000
Paid-in capital	19,298,000	19,245,000
Accumulated deficit	(7,542,000)	(7,856,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	13,757,000	13,390,000

Total Liabilities and Stockholders’ Equity	$44,897,000	$43,254,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended April 30,
	2007	2006

Contract Revenues	$21,700,000	$16,368,000

Job Costs	15,234,000	12,224,000

Field Margin	6,466,000	4,144,000

Other Direct Costs	2,773,000	2,998,000

Gross Margin	3,693,000	1,146,000

Selling, General and Administrative Expenses	2,814,000	2,932,000

Income (Loss) From Operations	879,000	(1,786,000)

Other Income (Expense):
Interest expense	(271,000)	(219,000)
Non-cash dividends and interest expense for accretion of discount on preferred stock	(210,000)	(784,000)
Non-recurring charge for employee fraud	—	(347,000)
Interest and other income	5,000	—

	(476,000)	(1,350,000)

Income (Loss) Before Income Taxes	403,000	(3,136,000)

Income Tax (Benefit) Provision	89,000	(976,000)

Net Income (Loss)	$314,000	$(2,160,000)

Earnings Per Common Share — Basic:	$0.02	$(0.12)

Earnings Per Common Share — Dilutive:	$0.01	$(0.12)

Average Common Shares Outstanding	20,502,191	18,268,000

Average Dilutive Common Stock Equivalents Outstanding	495,216	—
Average Common Shares and Dilutive Common Stock Equivalents Outstanding	20,997,407	18,268,000
PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended April 30,
	2007	2006

Net Income (Loss)	$314,000	$(2,160,000)

Income Tax Provision (Benefit)	89,000	(976,000)

Interest Expense	271,000	219,000

Non-cash dividends and interest expense for accretion of discount on preferred stock	210,000	784,000

Depreciation and Amortization	461,000	426,000

EBITDA	$1,345,000	$(1,707,000)